

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

September 21, 2015

<u>Via E-mail</u>
Mr. Roderick Day
Chief Financial Officer
Iron Mountain Incorporated
One Federal Street
Boston, MA 02110

> **Re:** **Iron Mountain Incorporated**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 1-13045**
>
> **Form 10-Q for the quarterly period ended June 30, 2015**
> **Filed July 30, 2015**
> **File No. 1-13045**

Dear Mr. Day:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, pages 39

1.   We note the use of Funds from Operations Applicable to Iron Mountain, or FFO (NAREIT) in your earnings commentary and supplemental information. Please tell us whether you consider this measure to be a key performance indicator. To the extent this measure is considered a key performance indicator, in future periodic filings please include the measure as well as the required disclosures in accordance with Item 10(e) of Regulation S-K within your Management's Discussion and Analysis.

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

g. Goodwill and Other Intangible Assets, page 86

2.   Please explain to us in greater detail the reason for the $32,265 fair value and other adjustment made to goodwill and deferred income taxes. Cite any relevant accounting literature in your response.

q. Allowance for Doubtful Accounts and Credit Memo Reserves, page 100

3.   Please tell us the reasons for your credit memo reserve. Your response should include a discussion of the types and frequency of disputes that arise that create the need for the reserve. Cite any relevant accounting literature in your response.

Form 10-Q for the quarterly period ended June 30, 2015

Notes to Consolidated Financial Statements

Note 5. Debt, page 30

4.   We note that you entered into an accounts receivable securitization program in March 2015. In future filings, please revise your summary of significant accounting policies to include the accounting policy that you apply for the accounts receivable securitization program.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities